Exhibit 99.1
Kenon’s Subsidiary OPC Energy Ltd. Announces Agreement to Swap Interests in
Maryland Power Plant and Three Rivers Power Plant

Singapore, March 3, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, has, through a wholly-owned subsidiary, entered into an agreement (the “Agreement”) with the other partner (the “Seller”) in CPV Maryland, LLC (“CPV Maryland”) for the exchange of the Seller’s 25% ownership interest in CPV Maryland, which owns a 745 MW power plant located in Maryland, in exchange for CPV’s 10% interest in CPV Three Rivers LLC (“CPV Three Rivers”), which owns a 1,258 MW power plant in Illinois, together with an immaterial amount of cash to be transferred to the Seller. OPC expects the transaction to be completed in the second quarter of 2026, subject to fulfilment of conditions precedent, including regulatory approvals. OPC also announced that the transaction would increase CPV’s stake in CPV Maryland to 100%, resulting in consolidation of CPV Maryland in CPV’s and consequently in OPC’s financial statements, as well as in CPV no longer owning any interest in CPV Three Rivers. OPC is examining the accounting implications of the consolidation of CPV Maryland on its financial statements.

OPC also announced that CPV has entered into a non-binding Memorandum of Understanding (the “MOU”) with the Seller to explore a potential transaction which may involve increasing CPV’s holdings in certain natural gas power plants currently held by CPV in exchange for certain rights in CPV. The MOU sets out a 12-month period for discussions and negotiations, subject to earlier termination by either party. Any resulting transaction would be subject to further review, discussions and negotiation of key terms by the parties, as well as the internal approval process of the parties.

For further information, see Kenon’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 19, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” or “should,” or other similar expressions. These statements include OPC’s statements about the Agreement, including the satisfaction of conditions precedent to the Agreement (including regulatory approvals), OPC’s expected timing of completion, the accounting treatment and implications of the transaction, the MOU and terms thereof and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to satisfaction of certain conditions precedent contemplated by the Agreement, including obtaining required regulatory approvals, the risk that the transaction may not be completed on the anticipated terms or timeline, or at all, the accounting treatment and implications of the transaction, risks relating to the MOU and transactions contemplated thereby and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.